Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: April 10, 2018

The following is a presentation given to the European Works Council by Unilever N.V. on April 10, 2018:

Building the Unilever of the Future From Categories to Divisions & Simplification

Disclaimers IMPORTANT INFORMATION This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V. New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the "EU Prospectus"), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein. 2

Disclaimers (cntnd) Safe Harbour Where relevant, these actions are subject to the appropriate consultations and approvals. This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or “Unilever”). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017. 3

Agenda 1. 2. 3. Categories to Divisions Simplification Employment aspects 4

1. Categories to Divisions 5

Categories to Divisions • On 15 March, the Unilever Boards announced the next steps in the evolution of Unilever to a simpler, more agile and more focused company Our structure will be based on three Divisions: • - - - Beauty & Personal Care; Home Care; and Foods & Refreshment • As with the Categories, the Divisions will continue to be responsible for strategy, portfolio and innovation and continue to develop global and local innovation, including consumer insights, research, product development and advertising The Divisions will continue to leverage the strengths of our local MCO leadership teams, including the CCBT’s, who continue to hold responsibility for delivery of the P&L From now on the Divisions will have greater responsibility for managing financial performance by setting growth and profit targets within a range for each Cluster - after consultation with the Clusters - which reinforces the critical role of our local leadership, as set out in our C4G principles The Divisions will also be able to make trade-offs and reallocate resources in terms of budget [BMI] during the year across markets. The Divisions will continue to benefit from Unilever’s global scale, including access to capital, procurement across the value chain, shared services and information capabilities The evolution to Divisions will not result in organization changes to reporting lines and to MCO structures or changes to location of roles • • • • • 6

2. Simplification 7

Simplified Existing Group Structure Depositary Receipts for Ordinary Shares Depositary Receipts for 7% Subshares NV Ordinary Shares NV Preference Shares NV Special Shares Deferred Shares PLC Shares PLC ADSs NV NYRSs Trust Office Foundation Agreements Investments 8 Unus Holding B.V. PLC Other PLC Subs Unilever Ltd. Other Subs NV Unilever US Investments B.V. Other NV Subs Others Subs

Simplified Post-Simplification Group Structure New NV NewONrdVinSarhyares Shares New NV ADSs New NV [ADRs / or NYRSs NYRSs] Subs 9 New NV PLC New BV Sub Other PLC Subs Unilever Investments Ltd Unilever US Investments B.V. Other NV Other Subs Other Subs Unus Holding B.V. Traded on the NYSE (US) Admitted to: (i) listing and trading on Euronext (Amsterdam); and (ii) the premium listing segment of the Official List and trading on the Main Market (UK)

What is Simplification? • Simplification is the process of collapsing the dual-headed (PLC and NV) holding company structure and bringing the Unilever Group under a single new listed holding company, New NV This would be achieved by means of: • - The UK Scheme: a UK scheme of arrangement whereby PLC would become a wholly owned subsidiary of New NV; and The Dutch Merger: a Dutch triangular legal merger whereby NV would be merged in to New BV Sub, a wholly owned subsidiary of New NV, upon which NV ceases to exist - • Simplification would also entail the cancellation of the NV preference shares, and the termination of the NV depositary receipt structure As a result of Simplification: • - PLC and NV Shareholders and ADS and NYRS holders would become shareholders and ADS or NYRS holders of New NV respectively New NV would own 100% of PLC and 100% of New BV Sub (the successor to, and holder of all the assets and liabilities of, NV) New NV would have one class of ordinary shares NV Shares would be delisted from Euronext in Amsterdam, and NV NYRS would be delisted from the NYSE PLC Shares would be delisted from the LSE, and PLC ADSs would be delisted from the NYSE New NV Shares would be listed on Euronext in Amsterdam and the LSE; New NV ADSs or NYRSs would be listed on the NYSE The ownership structure of the Unilever group companies would not change 10 - - - - - -

UK Scheme - Implementation A UK Scheme is a statutory procedure under the UK Companies Act between PLC and its shareholders PLC Deferred Shareholders* PLC NV eholders To become effective, the UK Scheme would require: • the approval of a majority in number of PLC Shareholders who are present and vote (either in person or by proxy) at the PLC Court Meeting representing not less than 75% in value of the PLC Shares voted by such members; and the sanction of the UK Court 3 • 2 The UK Scheme would propose the following arrangement to PLC Shareholders to facilitate Simplification: 1. 2. All of the existing PLC Shares will be cancelled New PLC ordinary shares will be issued to New NV which will, as a result, become the holding company of PLC PLC Shareholders will receive one New NV Ordinary Share for every PLC Share held* 3. *The ownership structure of Unilever group companies would not change as a result of the UK Scheme * PLC Deferred Shares will be taken out as a preliminary step 11 Shar 1 PLC New NV New BV Sub

Dutch Merger - Implementation The Dutch Merger would be a Dutch statutory triangular legal merger of NV, New NV and New BV Sub Steps to enable Simplification 1.New NV and New BV Sub have been incorporated in 2017 2.NV Shareholders would be asked to vote in favour of the Dutch Merger, requiring a simple majority of votes cast if more than 50% of the issued share capital is represented. Otherwise a 2/3 majority is required New NV Shareholders (i.e. former PLC Shareholders) NV Shareholders 1 3 At Simplification 3.Triangular legal merger whereby: 2 1 3 i. ii. NV is merged into New BV Sub All of NV’s assets, liabilities, rights and obligations are assumed under universal succession of title by New BV Sub by operation of law* 4.In consideration, New NV will allot shares to the former NV Shareholders in accordance with the exchange ratio set out in the Dutch Merger Proposal *The ownership structure of the Unilever group companies would not change as a result of the Dutch Merger 12 NV Other Subs 4 New NV PLC New BV Sub Other Subs

Timetable – Three Key Phases The Simplification timetable breaks down into 3 key phases: Phase 2 – Court and Shareholder Approval Phase (expected Q3 2018) Phase 3 – Legal Completion (expected Q4 2018) Phase 1 - Regulatory Review Phase Publication of full shareholder documentation and convocation of EGMs Started with the initial announcement Minimum 6 week notice period for EGMs followed by 3 week period for court approval process 13

Corporate Governance of New NV • New NV would be a listed public limited liability company incorporated under Dutch law with a one-tier board • The New NV Board would comprise the same members as the Boards prior to Simplification • The governance of New NV would be included in the New NV articles of association and The Governance of Unilever • There would be no material difference to the governance of the Unilever Group following Simplification when compared to the governance of the Unilever Group prior to Simplification. New NV would continue to apply: - The Dutch Corporate Governance Code; and - The UK Corporate Governance Code • The New NV articles of association would mirror the current NV articles of association except that they would reflect the capital structure of New NV, and be updated and aligned with Dutch law and market practices • Unilever is not considering to introduce a protective foundation, as this would not be in line with the objective of Simplification to make the capital structure simpler and more transparent, and may negatively affect shareholders' views on Simplification 14

3. Employment aspects 15

Employment and employee representation Overview Impact of Simplification 14 •The employment of 3,100 people in the Netherlands and 7,300 people in the UK will not be affected •No Unilever offices will be closed as a result of Simplification •No material relocation of roles •No changes to rights of employee representation •Simplification will have no material effect on Unilever employees •Unilever is committed to maintaining an excellent relation with employee representatives

Share Plans 15 Impact of Simplification •There is no automatic vesting or lapse triggered on completion of Simplification under the principal share plans •Automatic exchange as the default option Overview •Unilever maintains five principal share plans: (i) the MCIP, (ii) the GSIP, (iii) the SHARES Plan, (iv) the North America Omnibus Equity Compensation Plan; and (v) the Unilever Share Plan •It is intended that all existing awards over NV Ordinary Shares or PLC Shares will be automatically exchanged for awards over New NV Shares following completion of Unification where possible •These exchanges will be effected using the same exchange ratios being used in the UK Scheme and the Dutch Merger and be on broadly equivalent terms as to rights of vesting and/or exercise and other substantive terms and conditions as the existing awards